SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Schedule 13D
Under the Securities Exchange Act of 1934
(Amendment No. 3)*
NEXCEN BRANDS, INC.
(Name of Issuer)
Common Stock, par value $0.01 per share

(Title of Class of Securities)
00809C 10 6

(CUSIP Number)
David S. Oros
Chairman
621 E. Pratt Street, Suite 601, Baltimore, MD 21202
Telephone: (443) 573-9400

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)
October 23, 2006

(Date of Event which Requires Filing of this Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐
Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.
* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	00809C 10 6

1	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). NexGen Technologies, L.L.C.

17-9802074

2	Check the Appropriate Box if a Member of a Group (See Instructions)
(A)
(B) X

3	SEC Use Only

4	Source of Funds (See Instructions)

OO

5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

6	Citizenship or Place of Organization

Maryland

	7	Sole Voting Power

Number of		1,612,897

Shares	8	Shared Voting Power
Beneficially
Owned by		None

Each	9	Sole Dispositive Power
Reporting
Person		1,612,897

With	10	Shared Dispositive Power

None

11	Aggregate Amount Beneficially Owned by Each Reporting Person

1,612,897

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

13	Percent of Class Represented by Amount in Row (11)

3.4%

14	Type of Reporting Person (See Instructions)

PN

CUSIP No.	00809C 10 6

1	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

	David S. Oros

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(A)
	(B) X

3	SEC Use Only

4	Source of Funds (See Instructions)

	OO

5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

6	Citizenship or Place of Organization

	United States

	7	Sole Voting Power

Number of		3,030,879

Shares	8	Shared Voting Power
Beneficially
Owned by		1,612,897

Each	9	Sole Dispositive Power
Reporting
Person		2,130,879

With	10	Shared Dispositive Power

		1,612,897

11	Aggregate Amount Beneficially Owned by Each Reporting Person

	4,643,776

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

13	Percent of Class Represented by Amount in Row (11)

	9.6%

14	Type of Reporting Person (See Instructions)

	IN

Introduction
     This Amendment No. 3 amends and supplements the Schedule 13D that was originally filed on July 9, 2001, and that was amended and supplemented by Amendment No. 1 filed on February 7, 2006 and by Amendment No. 2 filed on June 23, 2006 (as amended and supplemented, the “Schedule 13D”) by (i) David S. Oros and (ii) NexGen Technologies, L.L.C., a Maryland limited liability company (together with Mr. Oros, the “Reporting Persons”) relating to their beneficial ownership of shares of the common stock, par value $0.01 per share (the “Shares”), of NexCen Brands, Inc., a Delaware corporation (the “Issuer”). Capitalized terms used herein and not otherwise defined shall have the respective meanings ascribed to them in the Schedule 13D.
     Except as specifically provided herein, this Amendment does not modify any of the information previously reported in the Schedule 13D.
     Item 4. Purpose of Transaction.
     The following information is hereby added to the existing disclosure in Item 4 of the Schedule 13D:
     On September 21, 2006, NexGen Technologies, L.L.C., which is controlled by David S. Oros, the Chairman of the Board of the Issuer, entered into a Rule 10b5-1 trading plan (the “Plan”) with a broker, in accordance with Rule 10b5-1 under the Securities Exchange Act of 1934, as amended. Mr. Oros entered into the Plan as part of his overall financial planning strategy. The Plan specifies that an aggregate of 1.35 million shares of Issuer stock may be sold periodically, subject to the terms and conditions of the Plan between October 2, 2006 and April 30, 2007. All shares under the Plan will be sold in a manner so as to minimize any potential impact on the market for the Issuer’s stock. Pursuant to the terms of the Plan, NexGen Technologies, L.L.C. and Mr. Oros will have no further control over the timing of stock sales under the Plan.
     Other than as described in this Schedule 13D, the Reporting Persons do not have any plan or proposal that relates to or would result in any of the actions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.
     Item 5. Interest in Securities of the Issuer.
     Items 5(a), 5(b), 5(c) and 5(e) are hereby replaced in their entirety by the following:
     (a) and (b) Rows (11) and (13) of the cover pages to this Schedule 13D are hereby incorporated by reference. Mr. Oros beneficially owns an aggregate of 4,643,776 Shares, constituting 9.6% of the total outstanding Shares as of August 11, 2006, based on the number of shares of outstanding common stock of the Issuer as reported in the Definitive Proxy Statement filed on September 27, 2006. Mr. Oros has the sole power to direct the voting of 3,030,879 Shares beneficially owned by him, and the sole power to direct the disposition of 2,130,879 Shares beneficially owned by him. The 4,643,776 Shares beneficially owned by Mr. Oros include 764,279 Shares owned jointly by Mr. Oros and his wife, immediately exercisable warrants to purchase 812,500 Shares, options to purchase 130,600 Shares, and 900,000 Shares Mr. Oros has the right to vote under the a voting agreement between former UCC security holders and Mr. Oros (the “Voting Agreement”). Mr. Oros has the sole power to direct the voting and disposition of the 812,500 Shares issuable upon exercise of warrants and the 130,600 Shares issuable upon exercise of options.

By virtue of his position as managing member of NexGen Technologies, L.L.C., Mr. Oros has the shared power to direct the voting and disposition of 1,612,897 Shares held by NexGen Technologies, L.L.C. During the term of the Voting Agreement, Mr. Oros has the sole voting power of the 900,000 shares covered by the Voting Agreement.
     NexGen Technologies, L.L.C. beneficially owns an aggregate of 1,612,897 Shares, constituting 3.4% of the total outstanding Shares. NexGen Technologies, L.L.C. has the sole power to direct the voting and disposition of 1,612,897 Shares.
     (c) Transactions in the Shares of the Issuer effected by NexGen, Technologies, L.L.C. during the past sixty days are described in Schedule A attached hereto and incorporated herein by reference.
     (e)  NexGen, Technologies, L.L.C. ceased to be a beneficial owner of more than five percent of the Issuer’s Shares on October 23, 2006.
Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.
     The following information is hereby added to the existing disclosure in Item 6 of the Schedule 13D:
     The Reporting Persons do not have any contracts, arrangements, understandings or relationships with any other person with respect to the securities of the Issuer; except a 10b5-1 plan covering the sale of certain shares disclosed in Item 4 of this Schedule 13D which is hereby incorporated by reference.
Item 7. Material to be filed as Exhibits.
Exhibit 1            Joint Filing Agreement

Signature
After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned certify that the information set forth in this statement is true, complete and correct.

NEXGEN TECHNOLOGIES, L.L.C.

/s/ David S. Oros By: David S. Oros
Its: Managing Member

/s/ David S. Oros David S. Oros

SCHEDULE A

	Date of	Number of		Nature of
Party	Transaction	Shares	Price Per Share	Transaction*
NexGen Technologies, L.L.C.	10/23/2006	13,286	$5.92

NexGen Technologies, L.L.C.	10/23/2006	8,331	$5.91

NexGen Technologies, L.L.C.	10/23/2006	178,383	$5.90

NexGen Technologies, L.L.C.	10/24/2006	887	$6.07

NexGen Technologies, L.L.C.	10/24/2006	1,100	$6.06

NexGen Technologies, L.L.C.	10/24/2006	7,213	$6.05

NexGen Technologies, L.L.C.	10/24/2006	15,815	$6.02

NexGen Technologies, L.L.C.	10/24/2006	109,985	$6.00

NexGen Technologies, L.L.C.	10/25/2006	42,100	$6.35

NexGen Technologies, L.L.C.	10/25/2006	6,027	$6.33

NexGen Technologies, L.L.C.	10/25/2006	2,800	$6.32

NexGen Technologies, L.L.C.	10/25/2006	15,673	$6.31

NexGen Technologies, L.L.C.	10/25/2006	63,400	$6.30

NexGen Technologies, L.L.C.	10/25/2006	100	$6.28

NexGen Technologies, L.L.C.	10/25/2006	6,000	$6.27

NexGen Technologies, L.L.C.	10/25/2006	6,500	$6.26

NexGen Technologies, L.L.C.	10/25/2006	57,400	$6.25

NexGen Technologies, L.L.C.	10/26/2006	10,000	$6.65

NexGen Technologies, L.L.C.	10/26/2006	300	$6.63

NexGen Technologies, L.L.C.	10/26/2006	4,700	$6.62

NexGen Technologies, L.L.C.	10/26/2006	700	$6.61

NexGen Technologies, L.L.C.	10/26/2006	38,034	$6.60

NexGen Technologies, L.L.C.	10/26/2006	200	$6.56

	Date of	Number of		Nature of
Party	Transaction	Shares	Price Per Share	Transaction*
NexGen Technologies, L.L.C.	10/26/2006	24,800	$6.55

NexGen Technologies, L.L.C.	10/26/2006	66	$6.53

NexGen Technologies, L.L.C.	10/26/2006	1,400	$6.51

NexGen Technologies, L.L.C.	10/26/2006	52,700	$6.50

NexGen Technologies, L.L.C.	10/26/2006	5,900	$6.47

NexGen Technologies, L.L.C.	10/26/2006	25,000	$6.45

NexGen Technologies, L.L.C.	10/26/2006	700	$6.41

NexGen Technologies, L.L.C.	10/26/2006	64,300	$6.40

NexGen Technologies, L.L.C.	10/27/2006	1,100	$6.72

NexGen Technologies, L.L.C.	10/27/2006	300	$6.71

NexGen Technologies, L.L.C.	10/27/2006	11,012	$6.70

NexGen Technologies, L.L.C.	10/27/2006	1,800	$6.66

NexGen Technologies, L.L.C.	10/27/2006	33,200	$6.65

NexGen Technologies, L.L.C.	10/27/2006	1,400	$6.64

NexGen Technologies, L.L.C.	10/27/2006	300	$6.63

NexGen Technologies, L.L.C.	10/27/2006	12,613	$6.62

NexGen Technologies, L.L.C.	10/27/2006	477	$6.61

NexGen Technologies, L.L.C.	10/27/2006	37,798	$6.60

NexGen Technologies, L.L.C.	10/30/2006	30,000	$6.70

*	Each of the above transactions consisted of a sale of Shares in the open market effected pursuant to a 10b5-1 Plan adopted by NexGen Technologies, L.L.C. on September 21, 2006. Each such sale above has also previously been reported on a Form 4 as required pursuant to Section 16 of the Securities Exchange Act of 1934.